Exhibit 99.1

Press Release

HUTCHMED Highlights Fruquintinib Clinical Data to be Presented at the 2022 ASCO Gastrointestinal Cancers Symposium

Hong Kong, Shanghai & Florham Park, NJ — Wednesday, January 19, 2022: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; HKEX: 13) today announces that updated analysis of the ongoing international Phase I/Ib trial of fruquintinib will be presented at the upcoming 2022 ASCO Gastrointestinal Cancers Symposium, taking place on January 20-22, 2022.  The meeting will be held virtually and in person at the Moscone Center in San Francisco, California, US.

Further details of the presentation are as follows:

Title:	Phase I/Ib trial of fruquintinib in patients with advanced solid tumors: preliminary results of the dose expansion cohorts in refractory metastatic colorectal cancer
Presenter:	Arvind Dasari, MD, MS, MD Anderson Cancer Center
Session:	Poster Session C: Cancers of the Colon, Rectum, and Anus
Abstract No.:	93
Date & Time:	Saturday, January 22, 2022
Location:	Moscone Center – West, Level 1, West Hall and virtually

About Colorectal Cancer (“CRC”)

CRC is a cancer that starts in either the colon or rectum. CRC is the third most common cancer worldwide, estimated to have caused more than 915,000 deaths in 2020.1 In the U.S., an estimated 150,000 people were diagnosed with CRC and 53,000 people died from CRC in 2021.2 In Europe, CRC is the second most common cancer, with an estimated 507,000 new cases and 240,000 deaths in 2020.1 In Japan, CRC is the most common cancer, with an estimated 147,000 new cases and 59,000 deaths in 2020.1

About Fruquintinib

Fruquintinib is a highly selective and potent oral inhibitor of VEGFR-1, -2 and -3. VEGFR inhibitors play a pivotal role in blocking tumor angiogenesis. Fruquintinib was designed to improve kinase selectivity to minimize off-target toxicities, improve tolerability and provide more consistent target coverage. The generally good tolerability in patients to date, along with fruquintinib’s low potential for drug-drug interaction based on preclinical assessment, suggests that it may also be highly suitable for combinations with other anti-cancer therapies.

About Fruquintinib Approval in China

Metastatic CRC in China: Fruquintinib was approved for marketing by the China National Medical Products Administration (NMPA) in September 2018 and commercially launched in China in late November 2018 under the brand name ELUNATE®. It was included in the China National Reimbursement Drug List (NRDL) in January 2020. ELUNATE® is indicated for the treatment of patients with metastatic CRC who have been previously treated with fluoropyrimidine, oxaliplatin and irinotecan, including those who have previously received anti-VEGF therapy and/or anti-EGFR therapy (RAS wild type). Results of the FRESCO study3, a Phase III pivotal registration trial of fruquintinib in 416 patients with metastatic CRC in China, were published in The Journal of the American Medical Association, JAMA, in June 2018 (clinicaltrials.gov identifier: NCT02314819).

About Fruquintinib Development Beyond CRC Monotherapy

The safety and efficacy of fruquintinib for the following investigational uses have not been established and there is no guarantee that it will receive health authority approval or become commercially available in any country for the uses being investigated:

Gastric Cancer (“GC”) in China: In October 2017, HUTCHMED initiated the FRUTIGA study, a randomized, double-blind, Phase III trial evaluating the efficacy and safety of fruquintinib combined with paclitaxel for second-line treatment of advanced gastric or esophagogastric junction (“GEJ”) adenocarcinoma. The trial is designed to enroll patients who did not respond to first-line standard chemotherapy. Subjects receive either fruquintinib combined with paclitaxel or placebo combined with paclitaxel. Patients are randomized at a 1:1 ratio and stratified according to factors such as stomach vs. GEJ tumor type and performance status. The primary efficacy endpoint is overall survival (OS). Secondary efficacy endpoints include progression-free survival (as defined by RECIST 1.1), objective response rate, disease control rate, duration of response, and quality-of-life score (EORTC QLQ-C30, version 3.0). Biomarkers related to the antitumor activity of fruquintinib will also be explored (clinicaltrials.gov identifier: NCT03223376). In June 2020, HUTCHMED completed a planned interim data review. Based on the preset criteria, the Independent Data Monitoring Committee (IDMC) recommended that the trial continue.

Immunotherapy combinations: HUTCHMED has entered into collaboration agreements to evaluate the safety, tolerability and efficacy of fruquintinib in combination with PD-1 monoclonal antibodies, including with tislelizumab (BGB-A317, developed by BeiGene, Ltd) and sintilimab (IBI308, developed by Innovent Biologics, Inc. and marketed as TYVYT® in China).

●	Metastatic breast and endometrial cancers in the U.S.: HUTCHMED initiated this open-label, multi-center, non-randomized, Phase Ib/II study in the U.S. to assess the safety and efficacy of fruquintinib in combination with tislelizumab in patients with advanced, refractory triple negative breast cancer (“TNBC”) and endometrial cancer (“EMC”). This study is being conducted to investigate if the addition of fruquintinib can potentially induce activity to immune checkpoint inhibitor therapy in TNBC and EMC. Additional details of the study may be found at clinicaltrials.gov, using identifier NCT04577963. Safety and preliminary efficacy of fruquintinib were demonstrated in advanced solid tumors, including TNBC, in a Phase I study conducted in China (NCT01645215) and a Phase I/Ib study is ongoing in the United States (NCT03251378).

●	Gastric, colorectal and non-small cell lung cancers in China & Korea: BeiGene, Ltd. initiated this open-label, multi-center, Phase II study to assess the safety and efficacy of fruquintinib in combination with tislelizumab in patients with advanced or metastatic, unresectable GC, CRC or non-small cell lung cancer (“NSCLC”). Additional details of the study may be found at clinicaltrials.gov, using identifier NCT04716634.

●	Solid tumors in China: HUTCHMED initiated this open-label, multi-center, non-randomized, Phase II study to assess the safety and efficacy of fruquintinib in combination with sintilimab in patients with advanced EMC, cervical cancer, CRC, GC, hepatocellular carcinoma (HCC), NSCLC or renal cell carcinoma (RCC). Additional details of the study may be found at clinicaltrials.gov, using identifier NCT03903705. Preliminary results of certain cohorts were presented at the 2021 American Society of Clinical Oncology Annual Meeting (ASCO) and the Chinese Society of Clinical Oncology Annual Meeting (CSCO).

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 4,500 personnel across all its companies, at the center of which is a team of over 1,400 in oncology/immunology. Since inception it has advanced 11 cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the therapeutic potential of fruquintinib for the treatment of patients with advanced CRC and the further clinical development of fruquintinib in this and other indications. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the sufficiency of clinical data to support New Drug Application approval of fruquintinib for the treatment of patients with advanced CRC in the U.S., Europe, Japan, Australia or other jurisdictions, its potential to gain expeditious approvals from regulatory authorities, the safety profile of fruquintinib, HUTCHMED’s ability to fund, implement and complete its further clinical development and commercialization plans for fruquintinib, the timing of these events, and the impact of the COVID-19 pandemic on general economic, regulatory and political conditions. In addition, as certain studies rely on the use of other drug products such as paclitaxel, tislelizumab and sintilimab as combination therapeutics with fruquintinib, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of these therapeutics. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and on The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

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1 The Global Cancer Observatory. Accessed September 21, 2021.

2 SEER. Cancer Stat Facts: Colorectal Cancer. National Cancer Institute. https://seer.cancer.gov/statfacts/html/colorect.html. Accessed September 21, 2021.

3 Li J, Qin S, Xu RH, et al. Effect of Fruquintinib vs Placebo on Overall Survival in Patients With Previously Treated Metastatic Colorectal Cancer: The FRESCO Randomized Clinical Trial. JAMA. 2018;319(24):2486-2496. doi:10.1001/jama.2018.7855.